CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

RECEIVED
2006 NOV -3 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 1, 2006

08018108

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

SUPPL

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 02/06/06 – *Bioinformatics Tool Will Help Chr. Hansen Improve Human Health*
- 03/10/06 – *Big Potential in India's Ethnic Yoghurt Market*
- 03/27/06 – *Journal of Dairy Science Publishes Third Research Article on Probios®TC*
- 05/04/06 – *Eurocarne: Chr. Hansen Puts Spotlight on Healthy Sausage Solutions*
- 05/08/06 – *All Clear for Healthier Beverages*
- 05/09/06 – *Chr. Hansen Strengthens European Meat Business*
- 06/01/06 – *Chr. Hansen Restructures Its US Organization*
- 06/07/06 – *Lactic Acid Bacteria from Chr. Hansen Improve Silage*
- 06/15/06 – *Chr. Hansen Sells Specialty Sweetener Division*
- 06/27/06 – *Chr. Hansen Wins Patent Case*
- 07/18/06 – *Curing Meat with Natural Ingredients*
- 07/24/06 – *Jens Bigum to Step Down from Chr. Hansen's Board of Directors*

dlw 11/6

CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

- 07/27/06 – *Chr. Hansen's Cheese Technology Wins Contest*
- 07/30/06 – *Laban – A New Arab Dairy Product on the Spanish Market*
- 08/15/06 – *New Range of Colors for Surimi from Chr. Hansen*
- 09/01/06 – *Chr. Hansen Expands Culture Production in Germany*
- 09/18/06 – *Mild and Creamy Low-Fat Yoghurts with New Cultures from Chr. Hansen*
- 10/19/06 – *Boosting US Flavor Business*
- 10/26/06 – *Chr. Hansen's Newest Silage Inoculant Approved*
- 11/01/06 – *Global Launch of New Cultures with 20% Higher Texture in Yoghurt*

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,

Barbara Stamm

Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

/bs
Enclosures



Improving the quality of food and health
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Bioinformatics Tool Will Help Chr. Hansen Improve Human Health

06-02-2006

Chr. Hansen has obtained the license to use the proprietary ERGO database and genomic discovery system of Integrated Genomics Inc., a leading provider of bioinformatics tools. Scientists at Chr. Hansen's Genomics & Strain Development in Denmark will use the ERGO system to characterize and develop lactic acid bacteria used in foods and as probiotics for human health.

Optimized for analysis of microorganisms, ERGO integrates biological data from genomics, biochemistry, gene expression studies, genetics and literature. Reaching beyond conventional systems for functional analysis of DNA sequences, Integrated Genomics' platform combines pattern-based analysis with comparative genomics and enables visualization of genes in the contexts of regulation, gene expression data, phylogeny, chromosomal neighborhoods and identification of natural gene fusions. ERGO contains more than 900 genomes at various stages of completion, as well as the largest available collection of networked cellular pathways.

"One great new feature in ERGO is the ability to quickly identify genes that are unique for a certain species or a group. This makes it possible to get an indication of which genes are responsible for giving each species its distinctive properties", said Dr. Martin Bastian Pedersen, Research Scientist at Chr. Hansen in Denmark.

Chr. Hansen and Integrated Genomics expect the current project to run through 2006. In addition to licensing the ERGO software, Integrated Genomics and Chr. Hansen have worked together for several years to sequence and analyze lactic acid bacteria; most recently the genome sequence of the probiotic Chr. Hansen strain Bifidobacterium animalis subsp. lactis Bb-12® was finalized in 2005.

To obtain more information please contact:
Dr. Martin B. Pedersen, Research Scientist, Chr. Hansen
Phone: +45 45 74 84 79
Email: martinb.pedersen@dk.chr-hansen.com

About Integrated Genomics
Integrated Genomics (www.integratedgenomics.com) is a provider of bioinformatics products and services for the life science industry, with a recent focus on the use of in silico strategies for comparative genomics. The company's expertise in microbial genomics includes genome sequencing, genome analysis and custom bioinformatics. In 2004-2005, IG scientists closed 15 microbial genomes. In recent years IG has developed and distributed ERGO, the most advanced and comprehensive bioinformatics suite for microbial genomics on the market. ERGO contains the largest available integration of microbial genome data, including genome-derived metabolic reconstructions and representing the chemical reaction networks of metabolic pathways.

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Big potential in India's ethnic yoghurt market

10-03-2006

The world may be getting smaller, but ethnic foods are as popular as ever. Recognizing this, Chr. Hansen now targets the market for Dahi - traditional ethnic Indian yoghurt. The company is launching DAC-03, a new dairy culture tailor made for making Dahi.



Dairy expert Mr. Senthil Krishnamurthi from Chr. Hansen India is one of the key persons in the team behind the new culture for Dahi.

"India is the world's largest producer of milk and dairy products, and the majority of the population of almost 1,100,000,000 are vegetarians. Today, most Indians make simple yoghurt and other fermented milks at home, but as the country's economic boom continues and creates a middle class, the demand for prepared foods increases," explains Mark Johnston, Chr. Hansen's Regional Industry Manager for dairy.

Today, organized dairies make only one to two percent of the Dahi consumed in India, but demand for industrially produced Dahi is currently growing at a pace of 20% per year. More Indian consumers are following global trends, and favor healthy products and greater food safety.

Foods with deep cultural roots
Dahi is made from cow or buffalo milk and is enjoyed in different ways across India. In the Northern regions, Dahi is generally consumed for breakfast together with Indian bread (paranthas), whereas in the Southern regions it is usually enjoyed for lunch and dinner mixed with rice or as a side dish.

Dahi is also consumed as Chass - with salt and spices - or with cane sugar and water as the popular sweet beverage known as Lassi.

"Traditional foods have deep cultural roots in India, and it has been an important part of our growth strategy to introduce a culture solution that delivers Dahi with the authentic, Indian taste. We have now done just that, and the first reactions from the market have been very positive. We see a big potential in this," says Tansukh Jain, General Manager of Chr. Hansen India.

The new Dahi culture, DAC-03, has been developed in close cooperation between Chr. Hansen's dairy experts in Denmark and India, and is the latest addition to the company's range of freeze dried cultures. Freeze dried cultures are particularly useful in a country like India, where distances are vast and the infrastructure is often not suitable for distribution of frozen cultures.

For more information about Chr. Hansen, ethnic foods and healthy dairy cultures, please contact:
Mark Johnston, Regional Industry Manager for dairy
E-mail: mark.johnston@my.chr-hansen.com

Ole Lindhardt, Journalist
Tel.: +45 4574 7427
E-mail: ole.lindhardt@dk.chr-hansen.com

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Dairy expert Mr. Senthil Krishnamurthi from Chr. Hansen India

The Dahi culture is Chr. Hansen's latest freeze dried culture.

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Journal of Dairy Science publishes third research article on Probios® TC

27-03-2006

A paper titled "Direct fed microbial supplementation on ruminal digestion, health, and performance of pre- and postpartum dairy cattle" was published in the Journal of Dairy Science, Vol. 89, No.1, 2006. Authored by Dr. Jim Nocek, partner and owner of Spruce Haven Research Center and technical consultant for Chr. Hansen, the paper is the third refereed Journal of Dairy Science article on Chr. Hansen's Probios® TC.

The paper presents trial data on the effect of feeding transition cows Probios TC, a direct fed microbial (DFM) that contains a specific combination of two Enterococcus strains selected to manage rumen acid load.

Cows supplemented with the DFM had higher ruminal dry matter digestion of both corn silage and haylage than control cows. Supplemented cows consumed more dry matter during both the pre- and postpartum periods, and produced significantly ($P < 0.01$) more milk than non-supplemented cows.

In other controlled studies on Probios TC, the DFM increased NADIR ruminal pH, mean rumen pH, and mean low daily pH, as well as prepartum and postpartum intake of high-producing dairy cows.

Chr. Hansen designed Probios TC especially for the critical transition period. The organisms in the DFM produce a tonic level of lactic acid, which stabilizes the microflora in the rumen and stimulates dry matter intake. For more information on Probios TC, contact Chr. Hansen at 800-558-0802 or Innovations@chr-hansen-us.com.

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Eurocarne: Chr. Hansen puts spotlight on healthy sausage solutions

04-05-2006

The company expects to present a number of eye-openers



Health and wellness is the strongest trend in the food industry today, and the Meat and Prepared foods segment has much more to offer than many may think. At Chr. Hansen's stand at Eurocarne, the visitors will get the chance to experience the latest in innovative concepts including salame con probiotici, salame light, prosciutto cotto a basso tenore di sodio, prosciutto cotto con fibre.

"Many think that the two concepts of Meat products and Health & Wellness are contradictions, but they will return wiser if they visit Chr. Hansen at Eurocarne," says Franco Franzoni, Business Manager Meat & Prepared Food, Chr. Hansen Italy. "We will demonstrate that e.g. eating salami is not only an agreeable experience for consumer's senses but can be an excellent way to assume probiotics, with documented benefits for our health. I am sure that also our prosciutto cotto con fibre will be an eye-opener for many. We have a very strong set-up this year, I believe, and we look forward to greeting colleagues and customers in Verona."

Just some facts to give an idea of the size of the Health and Wellness trend: 3 out of 4 consumers are taking action to manage their health, and global sales of "better for you" foods leaped to $129 billion in 2004; the functional foods and beverage market has increased 20% in the last two years.

Bio-preservation grows from year to year
Another big trend in the food industry is the increasing interest in natural bio protection. Chr. Hansen has been active in the field from the very beginning and will present it's range of cultures for sliced sausages.

"This is an important area, that we expect a lot from in the coming years. Already now, updated statements indicate that the Chr. Hansen's market share in Italy for cultures to the meat industries constitutes more than 50%. And that's in a market that is well known for its fierce competition."

Chr. Hansen's gain over the competition can be attributed primarily to the company's professional approach to the market and its clients that include some of the world's largest food producers. Among other things, Chr. Hansen boasts a local Application Center where customers can benefit from optimal service and engage in close collaboration with Chr. Hansen on the development of local and regional food applications.

"We want to expand our market share further. Our main opportunity for further growth of the current market share lies in the company's wide range of unique products" says Franco Franzoni "and customers visiting our stand at Eurocarne will realize it if they don't know it yet."

Chr. Hansen exhibits a stand number A05, pavillion 2 at Eurocarne in Verona from May 11-14th.

For further information please contact:
Per contatti: Franco Franzoni, Business Manager Meat & Prepared Food, Chr. Hansen Italia
tel 0521 497255
fax 0521 497 251
e-mail franco.franzoni@it.chr-hansen.com

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Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474



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All clear for healthier beverages

08-05-2006

New transparent colors are natural and have superior stability



"Health and wellness is all important in today's food industry, and consumers prefer foods with natural colors. Cleaner labels and natural antioxidants such as polyphenols or carotenoids are a must for all the big beverage producers. This is the trend that our ColorFruit™ range caters to."

So says Luc Ganivet. He is Marketing Manager for Colors at Chr. Hansen, the world's leading supplier of natural colors. The company today extends its ColorFruit™ range of natural colors with four transparent shades that are tailor made for making clear beverages.

The new, natural red, orange, yellow, and violet are all made from fruits and vegetables. They offer the beverage industry an attractive natural alternative to the widespread use of synthetics like Tartrazine, Allura Red, or Sunset Yellow.

Less is more in healthy foods
The ColorFruit™ range covers all shades from yellow to violet, but is based on just two pigments, natural carotene and anthocyanins.

The excellent stability of the new, transparent colors owe much to a unique technology developed by the researchers at Chr. Hansen. The technology optimizes the intermolecular relationships of the color molecules and creates colors with superior heat and light stability.

"These colors are exceptionally stable in a wide range of acidic beverages such as diet and regular soft drinks, near waters, alcoholic beverages or malternatives. They open the door to lots of new, exciting beverage products," says Mr. Ganivet.

Chr. Hansen is the world's leading supplier of natural colors for the food and beverage industry - a market with a total size currently estimated at 285 million euro.

For further information about the new, transparent colours and Chr. Hansen, please contact:
Ole Lindhardt, Journalist
Tel.: +45 4574 7427
E-mail: ole.lindhardt@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen strengthens European meat business

09-05-2006

Better meat products to consumers in Eastern Europe is one of the drivers behind Chr. Hansen's strengthened focus in this area. The consumers want a higher availability and better quality in traditional meat products like sausages and ham.

Chr. Hansen produces a number of ingredients for the meat industry like spices, cultures and other functional ingredients. The last couple of years, customers have shown a growing interest in these products. Especially concepts and solutions developed in Chr. Hansen's two regional industry technology centers in Italy and Germany are driving this development.

The stronger focus on the opportunities in the Eastern European region has already lead to strengthening of the application center in Germany and expansion of the distribution network in the region.

Also the production set-up is being trimmed as a part of the new, agressive strategy. In order to increase the competitive strength, production of functional blends will be concentrated at the two sites in Germany and Italy, while a small production facility in Poland will be closed. (Customers affected will be informed directly).

For further information please contact
Lars Wodschow, Communication Manager
Phone +45 4574 7620
E-mail: Lars.Wodschow@dk.chr-hansen.com

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Chr. Hansen restructures its US organization

01-06-2006

Full integration of Chr. Hansen US into the global organization and product strategies leads to the restructuring of the US organization, and a reduction of approximately 30 positions.

Following Chr. Hansen's change from a functional to a divisional organization eight months ago, Chr. Hansen now takes the next step and fully aligns its North American organization to the rest of the global business. This also includes a full integration of global product strategies.

"The new, integrated organization will serve as an important tool in executing our more focused product strategies. In order to provide our customers with the best solutions and service, and to speed up development projects and our ability to deliver, we need a leaner and more agile organization that works 100% with consistent global strategies, and thus benefits from all the knowledge and expertise available in the company globally," explains Lars Frederiksen, CEO at Chr. Hansen.

The approximately 30 positions, which are now unnecessary, out of the current 540 within the US organization, constitute primarily back-office and support functions. Positions affected by the restructuring in the US organization were decided upon for economic and operational reasons consistent with the new organization.

Questions about this release can be directed to
Lars Wodschow, Manager, Communication and PR.
Tel.: +45 45 74 76 20
Cell: +45 40 97 81 93
E-mail: lars.wodschow@dk.chr-hansen.com

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Lactic acid bacteria from Chr. Hansen improve silage

07-06-2006

Chr. Hansen launches new, innovative product that can improve silage in the farming industry.



After having worked with lactic acid bacteria as a starter culture for silage since the mid 1970's, Chr. Hansen, a global ingredients company, is now launching a newly developed product, Biomax® GP. Biomax® GP contains naturally occurring lactic acid bacteria that enhance the nutritive value of fermented crops, silage through fast and effective fermentation.

Grass and lucerne

Biomax GP has been specially developed for use in the ensiling of grass and lucerne. The product consists of two carefully tested and selected bacterial strains, Pediococcus Pentosaceus and Lactobacillus Pentosus. These strains are noted for having a particularly strong ability to utilize certain types of sugar; this is important because grass and lucerne are relatively low in sugar. A quick and efficient conversion of existing sugar types into lactic acid is of critical importance for the successful preservation of green material.

Two unique strains

Chr. Hansen has applied its more than 130 years of experience in the area to select these two strains, each boasting different properties that facilitate successful silage. Pediococcus Pentosaceus is an accelerating strain that quickly begins the fermentation process. Lactobacillus Pentosus is an acid-producing strain that later takes over and completes the fermentation process. This results in a rapid drop in pH which inhibits the activity of destructive microorganisms, and ensures better silage fermentation which again improves the taste and increases the levels of nutrients. This ensures a better milk production and gives a good return on investment.

Increased appetite

Repeated tests have shown that when Biomax® GP is added to silage, the silage has a significantly sweeter, more aromatic and appealing smell than untreated silage. In addition to the testing, our dairy farmer clients also report the same results - their cows eat more of the treated silage. In fact, trials consistently show that absorption in cows and steers that have been fed this type of silage is higher than in those that are fed untreated silage. It is therefore safe to assume that if a milking cow eats more of a silage with high digestibility and a high energy content the cow will ingest more energy and thus produce more milk.

Greater milk production

In fact, various tests conducted at research institutes have consistently proved that a greater milk production can be achieved by feeding cows silage with Biomax® GP, rather than untreated silage. In a scientific trial with lucerne that had a dry material content of 54.8 % (60% of the feed), cows that were being fed Biomax®-infused silage yielded 2.2 kilos more milk per cow, per day. This milk contained 6.3% more protein and 4.7% more fat than milk from cows that were fed untreated silage.

Chr. Hansen is the leading producer of lactic acid bacteria and silage inoculants which help farmers preserve valuable nutrients of fermented feeds.

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Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474



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Chr. Hansen Sells Specialty Sweetener Division

15-06-2006

Today Chr. Hansen and American Sugar Refining announced the sale of Chr. Hansen's Specialty Sweetener Division to American Sugar Refining. The transaction includes the specialty sweetener product line of molasses, malt, rice syrup, oat extract, honey, and invert and fondant sugar, as well as production facilities in Louisiana and Illinois.

Shortly after PAI Partners acquired Chr. Hansen last year, it was decided to divest the sweetener activities of the company.

"As we reviewed our business strategies with a determined focus on growth, we realized that sweeteners are not within our core product areas," mentioned David R. Carpenter, President and CEO of Chr. Hansen in North America.

"Thus, we decided to divest Sweeteners, and further strengthen our expertise in developing and supplying cultures, dairy enzymes, natural colors, and flavors."

American Sugar Refining, Inc., based in Yonkers, New York, is the largest cane sugar refiner in the United States. Its products are marketed by Domino Foods, Inc., which offers a full line of sugar products under the Domino®, C&H® and Florida Crystals® brands.

Brian O'Malley, Domino's President and Chief Executive Officer, said "the acquisition adds to Domino's offering of specialty sweetener products, which includes natural and organic sugars and rice syrups, molasses, and fondant, icing and brown sugars. We intend to continue to grow the specialty ingredient business through the development of new and unique products that meet our customers' needs for specialty sweeteners."

The sweeteners business was aquired in 1998 as a part of the acquisition of ITC in North America and the sweeteners activities have, for all practical purposes, been concentrated on that market. The approximately 35 employees directly involved in the sweeteners business will continue to support the current activities.

The sales price is not disclosed.

Questions regarding this press release can be directed to:
Lars Wodschow, Communication and PR Manager, Chr. Hansen
Phone: +45 4574 7620 / cell: +45 4097 8193
Email: lars.wodschow@dk.chr-hansen.com

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Chr. Hansen wins patent case

27-06-2006

Recently, Chr. Hansen won a patent case regarding CapColor against another producer of natural colors. The product in question - Hydrophilic CapColor - ensures bright and stable colors in food products, particularly in products such as soft drinks and confectionery.

"We always strive to protect our products. However, we must also protect potential applications. Our customers' applications are what keep this company running, and by protecting them, we are also protecting our customers' right to use our products."

Iben Haasum, Head of IPR & Licensing, and Klaus Koehler, Section Manager in Color Research, are very clear on what patents are all about; namely, looking after our own and our customers' businesses.

Recently, Chr. Hansen won a patent case regarding Hydrophilic CapColor against a competitor. The product in question is LiquidCap with carmine and chlorophyllin - red and green colors.

"This product is characterized by the fact that the manufacturing process allows otherwise non-dissolvable colors to become dissolvable and thus usable in food applications," explains Klaus Koehler.

"In brief, it makes natural colors easier to handle. The color doesn't migrate, it is very bright and clear and has a high stability against acid, which means that it is possible to obtain colors in the pink/violet range with carmine. Normally, this would produce orange color tones," Klaus elaborates.

"However, winning a case in itself is not interesting. What is really interesting is that we offer a great product with excellent properties that optimize our customers' processes," Iben Haasum concludes.

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Curing meat with natural ingredients

18-07-2006

A new natural cure from Chr. Hansen can be used to achieve the characteristic color and flavor of cured meats. The natural cure offer the same functionality as traditional curing methods, and provide consumers with a natural choice.

The market for healthier foods with less preservatives and more natural appearance is growing rapidly. Consumers are increasingly interested in "good for you" foods, with many examining labels for natural ingredients before deciding to make a purchase.

Cured meat products can be a challenge to produce with a natural label. Curing, stabilizes flavor, establishes the characteristic pink color of the meat and retards rancidity.



Chr. Hansen sells high quality ingredients for the natural and organic market segment. Especially different seasonings and vegetable powders as well as bacterial cultures used for curing.

Now Chr. Hansen can offer a new natural cure for manufacturers to achieve the traditional flavor, color, and stability of cured meats with the use of starter cultures.

Provides consumers with a choice
Since this curing process utilizes natural starter cultures, the label declaration becomes consumer friendly.

The natural ingredients offer the same functionality as traditional curing methods, and provides consumers with a natural choice.

"Processors will find that our natural cure, coupled with the knowledge of our technical experts, can assist them in developing and producing foods that satisfy the consumer's discriminating tastes and desire for more natural foods, as well as meet shelf life requirements and production methods," states Eva Stenby, Marketing Manager for Meat Cultures, Chr. Hansen.

For more information please contact:
Eva Stenby, Marketing Manager Meat Cultures, Chr. Hansen
Phone: +45 45 74 85 71
Email: eva.stenby@dk.chr-hansen.com

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Jens Bigum to step down from Chr. Hansen's board of directors

24-07-2006

Once the annual report and accounts for the world leading food ingredients company Chr. Hansen Holding A/S are formally approved in December, Jens Bigum has informed the board of his decision to step down from his position as chairman of the board of directors to focus on other responsibilities notably as Chairman of Arhus University.

Following the pending university reform, Arhus University will be one of six expanded universities in Denmark and will require an even greater work commitment on the part of Jens Bigum.

"The work involved in ensuring the successful implementation of the pending university reform means I have to prioritise Århus University more" explains Jens Bigum. "As the post of chairman of the board of directors of Chr. Hansen is the most recent major commitment I have taken upon myself, I have therefore agreed with the other board members in good time that I will resign my position."

Jens Bigum was appointed chairman of the board of Chr. Hansen in connection with the sale of the company last summer to the private equity firm PAI Partners.

"I certainly like Chr. Hansen and am very sorry to have to say goodbye, but at the same time I feel that the company is strong enough for me to leave the board in an orderly manner. We have had a good transitional phase, established a strong new management team and I enjoy a good relationship with PAI. Given that things are also going well for the company, the timing is right," says Jens Bigum.

Positive indications for the result for the year
"We are, of course, sorry to hear of Jens Bigum's decision and would like to thank him for all his efforts. During the recent transitional period, it was vital to have at the helm someone so experienced and familiar with the industry. Given that everything is going well with Chr. Hansen, we will consider the need for an external chairman of the board," explains Frédéric Stévenin from PAI.

Preliminary indications for the current financial year (Sept. 05 – Aug. 06) point to a good performance for Chr Hansen , which expects to close the year with a sales growth of about 10% and growth in earnings of about 30%.

For further information regarding this press release, please direct enquiries to:

Jens Bigum, Chairman, Tel: +45 20 14 41 55
Frederic Stevenin, PAI Partners, Tel: +33 1 55 77 97 26
or
Lars Wodschow, Manager, Communications & PR, Tel: +45 45 74 76 20 or +45 40 97 81 93

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen's Cheese Technology Wins Contest

27-07-2006

Provolone produced with the help of Chr. Hansen premium ingredients recently took home a gold medal.



A hard cheese made by the Argentinian cheese producer, Mastellone, was recently awarded with the gold medal in the national milk show, Mercoláctea, which takes place every year in San Francisco, a city in the state of Cordoba which is located in the middle of the country.

Mercoláctea is an annual show in its fifth year, but only the third year for the cheese contest.

The winning cheese was a traditional local kind of grana called Provolone, made with the help of Chr. Hansen's new grana technology.

Not only was the cheese distinguished by winning the gold medal in its category, it was also chosen as "Cheese of the Year" among all the winners in all the categories.

Chr. Hansen's grana technology had also been used in the production of all the cheeses that won gold medals in the following four categories: *Reggianito, Sardo, Goya and Provolone.*

"I am very pleased to see that our technology is apparently becoming a symbol of premium quality within the Argentinean cheese industry," says Alberto Iriberry, Dairy Manager Chr. Hansen Argentina, and Mastellone's Key Account Manager.

A working partner
Mastellone is one of Chr. Hansen's key customers in South America. The company has been using Chr. Hansen's grana technology since 2004.

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Laban - A New Arab Dairy Product On The Spanish Market

30-07-2006

In coorperation with Chr. Hansen the leading dairy cooperative society of Galicia, Feiraco, has just launched a range of fermented milk products for Arabs on the Spanish market. The product is called Laban, it is essential in the Arab diet and until now it has not existed in Spain.

The process of immigration can be full of obstacles, however it also holds a waste number of business opportunies.


لبن
laban
لبن
laban

Feiraco, one of the leading dairy cooperatives in Spain, has been the first company to see that the approx. 700.000 Arabs living in Spain are not able to find in the supermarkets one of the basic products in their nutritive habits: the Laban.

This has now been changed through a working partnership between the Dairy Products Division of the University of Santiago, the cooperative Feiraco and Chr. Hansen.

"After 2 long years of investigation and developing, we have at last succeeded in introducing this fermented milk product to the Muslim community in Spain," said Jose Luis Antuña, Feiraco's General Manager.

High nutritional value

The Laban is an acid type of cow milk with a texture very similar to the kefir, though slightly more liquid. This type of milk has a high nutritional value, and it has a beneficial effect on the gastrointestinal passage. This food product, original from Lebanon, is essential in the diet in the Arab countries.

"From the beginning we made a study of viability from all perspectives, and realized an important number of trials in collaboration with Dairy Products Division of the University of Santiago and the leader within dairy cultures, the global ingredients producer Chr. Hansen," explained Mr. Antuña.

"We have obtained the wished quality standards with the cultures from Chr. Hansen, among them the CHN-22, and the Arab community in Spain has finally received a product with cultural roots."

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New Range of Colors for Surimi from Chr. Hansen

15-08-2006

Chr. Hansen recently launched a new range of colors for surimi that features both existing and new shades, heat- and light stability and is non-bleeding.



"As a leading global producer of natural colors, it is our goal to become one of the main suppliers to the surimi industy within the next few years," says Lionel Schmitt, Vice President of Commercial Development, Colors.

As a result, Chr. Hansen has launched a campaign targeting the global community of surimi producers to further develop Chr. Hansen's supply of colors that specifically caters to this industry.

"In most colored surimi-based products it is important that the color that is being used does not bleed or migrate into the white part of the surimi or to a neighboring surimi in the same package - resulting in a less appealing look of the product, " explains Mr. Schmitt. "In this application the non-bleeding property of a color is therefore a significant functionality equal to color shade and heat- and light stability."

And this is exactly what Chr. Hansens surimi colors can offer; a wide range of colors that features both existing and new shades, heat- and light stability and is non-bleeding.

To give the producers a chance to test these new colors themselves, a surimi box, containing samples and documentation, has been developed and offers producers the opportunity to learn more about Chr. Hansen's high-quality colors.

Healthy and low-fat
There is a large market for surimi in the Far East, and right now, surimi is a major trend in Southern Europe. European consumers, now more health-conscious than ever, are increasingly incorporating surimi into their daily meals.

"Many consumers in both the United States and Europe consider surimi a good source of protein, minerals and vitamins. It is recognized as a healthy food product that is low in fat and therefore it fits very well into the current health trend," concludes Mr. Schmitt.

For more information, please contact:

Karen Frost, Journalist, Chr. Hansen
Tel.: +45 41 18 52 35
E-mail: karen.frost@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen Expands Culture Production in Germany

01-09-2006

On August 31, 2006, Chr. Hansen has inaugurated the expansion of the existing Pohlheim site in Germany, which produces lactic acid cultures that are used in the meat and animal health industries. The new facilities will comprise state-of-the-art equipment capable of supporting future market growth in both areas.

"Increasing quality demands and production volumes at our customers are requiring highest hygienic and quality standards at the ingredient suppliers end. In order to reach our ambitious goals and provide our customers with innovative and most optimal solutions, it is necessary to keep upgrading and adjusting our facilities on a continuous basis," says Thomas Reiner, Country Manager for Germany.

The global market for meat cultures is rapidly expanding and more customers mean higher demands and, thus, a need for increased production capacity.

Chr. Hansen is the worldwide market leader within bacteria cultures and the ambitions continue to be set on high. The expansion at the Pohlheim-based culture production site stands to prove that Chr. Hansen means serious business in fast changing industries.

"We have an obligation to ensure that our customers get optimal product solutions, security of supply as well as that we are ahead with our quality standards. This is why we strive to keep our focus on development and innovation," Mr. Reiner emphasizes.

State-of-the-art freeze drier
The fermentation line and the laboratories have already been upgraded, signaling the completion of a project called "Upgrade of downstream". This ensures better utilization capacity in fermentation bringing the Pohlheim site up on a world-class level.

Among the latest initiatives is the expansion of the drying and packaging facilities that includes, among other things, the installation of a new freeze drier.

"Our new freeze drier plant is a state-of-the-art facility. It not only serves to optimize the drying process, it also allows adjusting the process to the requirement of each strain we are producing, to the individual need. The new drying facility is designed for easy cleaning, user friendliness to ensure, that we get maximum safety," explains Helmut Scheibler, plant manager of the Pohlheim site.

Also a part of the Animal Health & Nutrition production will now be based out of Pohlheim. The production of silage inoculants has moved from North America to Pohlheim in order to focus resources and be closer to the growing number of European customers.

Streamlining the resources
The expansion at Polhheim also serves the need to streamline the resources creating a centre of excellence within the area of meat culture production.

"We predict a double-digit annual market growth for meat cultures with a focus on new and improved cultures for the dried fermented meat segment and new solutions within the area of food safety," says Eva Stenby, Global Marketing Manager.

"It is important that we at all times comply with the increasingly demanding purity specifications," she continues. "In order to achieve this goal, it's imperative that we streamline our resources. With the upgrade of the Pohlheim facilities we will obtain a hotspot where know-how and the best-in-class technology converge."

Silage moves to Pohlheim
As mentioned, a considerable part of the culture production for the Animal Health and Nutrition

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segment will now also be based in Pohlheim.

Silage inoculants enhance the nutritive value of silage that is the most economical way of nutrient preservation for dairy cows. The silage inoculants business is a growing area and a major part of Chr. Hansen's Animal Health & Nutrition business.

"Pohlheim is worldwide the first production site of silage inoculants that has obtained FAMI-QS certification. Providing the highest quality is an inevitable pre-requisite of success in the market. Chr. Hansen's Biomax product range is well known for its quality and well-documented efficacy," says Peter Kürti, Sales and Marketing Director. He continues:

"The new Pohlheim production facility will enable us to offer highest quality product with consistent return on investment for our customer which is necessary in order to maintain our market leader position in the silage inoculants market."

For more information, please contact:

Thomas Reiner, Country Manager Germany, Chr. Hansen
Phone: +49/5021/963-122
Email: thomas.reiner@de.chr-hansen.com

Peter Kürti, Sales and Marketing Director, Animal Health, Chr. Hansen
Phone: +45 45 74 76 87
Email: peter.kurti@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474


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Mild and creamy low-fat yoghurts with new cultures from Chr. Hansen

18-09-2006

Chr. Hansen launches 6 new cultures within the Yo-flex® and Nu-trish® segment that offers up to 20% more texture in the final yoghurt.

"The goal has been to develop new cultures that improve texture formation by up to 20% and at the same time provide the unique mildness, the fast fermentation and the robustness already known from our other DVS® cultures", says Hans Christian Bejder, Global Marketing Manager, Chr. Hansen.



Health is a very important food trend on the global market today and within the yoghurt category health translates into low fat, low sugar and probiotic effect. The new Chr. Hansen cultures provide the possibility to naturally decrease the use of fat and sugar in yoghurts through strains unique for their low post acidification giving a mild yoghurt product. Further, some of the new cultures contain well-known, documented probiotic strains - BB-12® and LA-5®.

The 20% higher texture makes it possible to develop low fat or no fat products and still maintain creaminess and smoothness. The cultures thus meet the global manufacturer and consumer demand that appearance, texture and taste in low fat yoghurt may not be different from full fat yoghurt.

"When we started the development process we were facing many trials and severe technical challenges. But I am happy to say that we have succeeded, not least due to our strong international development organisation as well as our competence level within selection and characterisation of lactic acid bacteria and composing of unique cultures", says Esben Laulund, Vice President, Product Development, Cultures & Enzymes, Chr. Hansen.

The new culture names are: YF-L901, YF-L902, YF-L705, YF-L706, ABY-10 and ABT-10. Chr. Hansen has carefully tested all new cultures in industrial scale yoghurt plants before market introduction.

"In Chr. Hansen we constantly work on providing the market with new cultures that meet the requirements for high quality, uniformity, safety and flexibility in modern yoghurt production", concludes Hans Christian Bejder.

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Boosting US Flavor business

19-10-2006

James McCarthy appointed new VP of Seasonings & Sweet Flavors

Chr. Hansen strengthens Seasonings & Sweet Flavors Business in the US
James P. (Jim) McCarthy joins Chr. Hansen as Vice President of its US Seasonings & Sweet Flavors Business Unit located in Mahwah, New Jersey. By this appointment, Chr. Hansen boosts its platform for seasonings and sweet flavors.

Jim McCarthy most recently worked for the Solae Company, a food ingredient JV between Dupont and Bunge Limited as Senior Vice President – America's, and was formerly with Central Soya Co., Inc. for 31 years, where his last position was Group Vice President, Specialty Products.

"I am pleased to have Jim McCarthy on board to head up the Seasonings & Sweet Flavors Business unit," comments Steen Loendal, Executive Vice President, Flavor Division.
"I have no doubt that Jim's experience will ensure focus and improved value chain from development to delivery, and close corporation with targeted customers," Mr Loendal says.

The strategy for the unit is building a strong pipeline of concepts with a focus on the US - at competitive prices. "We expect to see sustainable growth in our US seasonings & sweet flavor business," concludes Steen Loendal.

For more information, please contact:

Steen Loendal, Executive Vice President, Flavor Division, Chr. Hansen
Phone: + +45 4574 7630. Cell phone: + 45 22 49 52 19
Email: steen.londal@dk.chr-hansen.com

www.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen's newest silage inoculant approved

26-10-2006

Biomax® GP, Chr. Hansen's newest product, has been approved by internationally acknowledged German Agricultural Society (DLG). Biomax® GP improves fermentation and the feeding value of silages for dairy cows.

"Biomax® GP, combines our two most powerful acidifying strains to enhance preservation of grass and lucerne silages. In addition to improving fermentation, Biomax® GP also reduces the risk of loss, increases silage digestibility and maximizes animal performance, which in turn will generate substantial and consistent returns on investment." - explains Dr. David Seale, Chr. Hansen's expert on silage production.

The DLG approval confirms that Biomax® GP improves silage fermentation of silages with different dry matters which is important for farmers since weather conditions are often unpredictable and silage dry matter may change rapidly. Biomax GP improves feed intake of dairy cows for which silage is the most important and less costly feedstuff. Higher feed intake combined with better digestibility result in more nutrients available for the milk production of the cow.

"We develop our products with the aim to increase the profitability of milk production. Our products are based on selected strains of lactic acid producing bacteria that help to preserve the nutrients in animal feed. We use state-of-the-art research technology and independent research institutes to develop and test our products. We see the DLG approval as an acknowledgment that by using Biomax® GP farmers can improve the nutritive value of silage" explains Peter Kürti, Sales & Marketing Director, Chr. Hansen.

Chr. Hansen was the first company to achieve FAMI-QS for silage inoculants; an overall certification, which combines ISO 9001 standard, GMP (Good Manufacturing Practice) and HACCP requirements (Hazard Analysis and Critical Control Points) in one certification. In combination with our unique stabilization technology and 130 years of experience in producing microbial cultures, this ensures product quality and consistency.

For more information, please contact:
Dr. David Seale, +44 (0)1488 689800 or via e-mail at: David.Seale@GB.Chr-Hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Global launch of new cultures with 20% higher texture in yoghurt

Chr. Hansen launches six new cultures this autumn. Launch seminars will take place in all r over the next 4 months.

Culture characteristics

"We had very high ambitions for improving texture and in the beginning it was hard to see able to reach the goals - but fortunately we did," says Anne Skriver, Head of Department, Milk Technology- DK.

The 20% higher texture provides the possibility to develop low-fat products without compr appearance, taste and feel. Another positive feature is the mildness created by the new cu which enables a decrease in the sugar content in the final yoghurt.

Read more about the new cultures under News.

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